SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2007

Commission File Number	001-12003

Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐          Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated July 20, 2007.

NEWS release
MERIDIAN GOLD RESPONDS TO UNSOLICITED TENDER OFFER
Reno, NV — July 20, 2007 — Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) has been advised that Yamana Gold Inc. (“Yamana”) has filed documents with the U.S. Securities and Exchange Commission and Canadian securities authorities formally commencing an unsolicited tender offer to acquire all of the outstanding common shares of Meridian Gold on the basis of 2.235 Yamana common shares and Cdn$3.15 in cash for each common share of Meridian Gold.
Consistent with its fiduciary duties, Meridian Gold’s Board of Directors will carefully review and consider the offer and will advise Meridian Gold shareholders of the Board’s recommendation with respect to the offer and the reasons for its recommendation within the next ten business days.
Accordingly, Meridian Gold urges its shareholders to defer making any decision with respect to the Yamana offer until they have been advised of the Board’s recommendation.
Goldman, Sachs & Co. and BMO Capital Markets are acting as financial advisors to the Company. Canadian legal counsel to the Company is Fraser Milner Casgrain LLP and U.S. legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.
About Meridian Gold
A unique mid-tier gold producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian’s success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian strives to be “The Premier Value Gold Mining Company,” while building a better future for all of its stakeholders.
In response to the offer by Yamana, Meridian Gold will send to shareholders a Directors’ Circular and file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders of Meridian Gold are advised to read these documents carefully when they become available because they will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it becomes available), as well as any other documents filed by Meridian Gold in connection with the offer by Yamana, free of charge at the SEC’s website at www.sec.gov or at the Investor Relations section of the Meridian Gold web site at www.meridiangold.com, and will also be available, without charge, by directing requests to Meridian Gold’s Investor Relations department.
Contact
Investor Relations:
Meridian Gold Inc.
Krista Muhr, 800-572-4519
Senior Manager, Investor Relations

Fax: 775-850-3733
krista.muhr@meridiangold.com
or
Media Relations:
Sard Verbinnen & Co.
Dan Gagnier, 212-687-8080 x.226
Paul Kranhold, 415-618-8750
Meridian Gold Inc.
9670 Gateway Drive, Suite 200, Reno, Nevada 89521
Phone: (775) 850-3777 Fax: (775) 850-3733

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meridian Gold Inc.
(Registrant)

Date: July 20, 2007	By:	/s/ Peter C. Dougherty
		Name:	Peter C. Dougherty
		Title:	Vice President Finance & Chief Financial Officer